E:	Lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 15, 2024

File No. 333-281474

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated November 21, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Amendment No. 4 to Registration Statement on Form S-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 10

1.	Please revise your filing to disclose the exclusive forum provision included in Section 8.10 of your Bylaws. Clearly describe the provision, including the relevant forum for litigation, any risks or other impacts on investors, its applicability to federal securities law claims, and address any uncertainty about enforceability.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our registration statement to disclose the exclusive forum provision included in Section 8.10 of our bylaws, including:

●	We amended the “Risk Factors” section to add a new risk factor: “Section 8.10 of our bylaws provides that the Eighth Judicial District Court of Clark County, Nevada shall, to the fullest extent permitted by law, be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees” on page 28; and

●	We amended the “Description of Securities” section to add a new heading titled “Forum Selection” on page 72.

PG. 2 November 22, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc:	Hok C Chan, Toppoint Holdings Inc.